UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant's name into English)

2207 90B St. SW
Edmonton, Alberta T6X 1V8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐   Form 40-F  ☒

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-284958) and on Form S-8 (File No. 333-282253).

SUBMITTED HEREWITH

Exhibits	Description
99.1	Management Information Circular
99.2	Notice of Annual General Meeting of Shareholders and Availability of Proxy Materials
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Virtual Meeting User Guide
99.6	Financial Statement Request Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer

Date: July 8, 2026